Exhibit 99.2

INTERIM FINANCIAL REPORT

H1.2019

REGULATED INFORMATION

This report is prepared in accordance with article 13 of the Belgian Royal Decree of November 14, 2007.

Celyad publishes its Interim Financial Report in French. Celyad has also produced an English translation of this Interim Financial Report for convenience purposes only. In the event of differences of interpretation between the English and the French versions of the Report, the original French version will prevail.

Table of Contents

Forward-looking statements	3

1. INTERIM MANAGEMENT REPORT	4

1.1 Management’s discussion and analysis of financial condition and results of operations	4
1.2 Risks and uncertainties	7

2. UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - 6 months ended June 30, 2019	8

2.1 Interim consolidated statement of financial position	8
2.2 Interim consolidated statement of comprehensive income	9
2.3 Interim consolidated statement of changes in equity	10
2.4 Interim consolidated statement of cash flows	11
2.5 Notes to the unaudited condensed consolidated interim financial statements - 6 months ended June 30, 2019	12
2.5.1 General information	12
2.5.2 Basis of preparation and significant accounting policies	12
2.5.3 Segment reporting	14
2.5.4 Off-Balance Sheet Commitments	15
2.5.5 Capital Expenditures	15
2.5.6 Results of operations	15
2.5.7 Liquidity and capital resources	18
2.5.8 Intangible assets	19
2.5.9 Trade and Other receivables	19
2.5.10 Short-term investments and Cash and Cash equivalents	19
2.5.11 Capital and share premium	20
2.5.12 Recoverable Cash Advances	20
2.5.13 Trade payables and other current liabilities	20
2.5.14 Financial instruments fair value disclosures	20
2.5.15 Leases	22
2.5.16 Related party transactions	22
2.5.17 Subsequent events	22

3. RESPONSIBILITY STATEMENT	23

Financial Calendar & Celyad contact details	24

Forward-looking statements

In addition to historical facts or statements of current condition, this report contains forward-looking statements, including statements about the expected timing of future business updates and shareholder meetings and the potential safety and feasibility of CYAD-01 cell therapy, including current and planned preclinical and clinical trials for Celyad’s product candidates and the timing of data readouts therefrom; the clinical and commercial potential of these product candidates and the adequacy of Celyad’s financial resources; Celyad’s intellectual property portfolio, including plans related thereto; Celyad’s expectations regarding its strategic collaborations and license agreements with third parties, including Novartis, Celdara Medical, Dartmouth College and Horizon, and the potential impact of such collaborations on Celyad’s future financial condition, results of operation and business outlook; and Celyad’s expected cash burn, which reflect Celyad’s current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and other factors which might cause actual results or events to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical trials or preclinical studies may not be replicated in subsequent trials or studies; our ability to successfully manufacture drug product for Celyad’s clinical trials, including drug product with the desired number of T cells under its clinical trial protocols, and Celyad’s ability to improve and automate these manufacturing procedures in the future; risks associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including its clinical trials for CYAD-01; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, Celyad’s ability to enforce its patents against infringers and defend its patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with Celyad’s ability to manage operating expenses; and risks associated with Celyad’s ability to obtain additional funding to support its business activities and establish and maintain strategic business alliances and business initiatives.

A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including the Company’s Annual Report on Form 20-F filed with the SEC on April 5, 2019 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document, and Celyad’s actual results may differ from those expressed or implied by these forward-looking statements. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

1.	INTERIM MANAGEMENT REPORT

1.1	Management’s discussion and analysis of financial condition and results of operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of Celyad SA’s (our, Celyad’s or the Company’s) interim condensed consolidated financial statements. It should be read in conjunction with the unaudited financial information and the notes thereto included in this Interim Financial Report and the audited financial information and the notes thereto included in our 2018 Annual Report available on the Company’s website.

All amounts included herein with respect to the six-month periods ended June 30, 2019 and 2018 are derived from our interim condensed consolidated financial statements. The consolidated financial statements for the six months’ period ended June 30, 2019 and 2018 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with the IFRS issued by the IASB as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting.

Except for the historical information contained herein, the matters discussed in this Interim Financial Report may be deemed to be forward-looking statements that involve certain risks and uncertainties. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. In this Interim Financial Report, words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this Interim Financial Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Interim Financial Report, they may not be predictive of results or developments in future periods. We caution readers not to place undue reliance on any forward-looking statements made by us, which speak only as of the date they are made.

Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Interim Financial Report, particularly under the “Risk and Uncertainties” and “Forward-looking statements” sections.

This discussion and analysis is dated as of the date of this Interim Financial Report. We disclaim any obligation, except as specifically required by law, to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized autologous and allogeneic CAR T-cell therapies and utilizes its expertise in cell engineering to target cancer. Our platform based on the engineering of CAR T-cells by the transduction of Natural Killer (NK) receptors onto T lymphocytes to allow recognition of multiple tumor ligands has the potential to generate product candidates to treat a broad range of solid and hematologic tumors. The preclinical research underlying this technology was originally conducted at Dartmouth College by Dr. Charles Sentman and has been published extensively in peer-reviewed publications.

Among these is the Natural Killer Group 2D (NKG2D) receptor that is leveraged in our lead clinical candidate, CYAD-01, an autologous CAR-T therapy, currently being evaluated in several Phase 1 clinical trials to assess safety and clinical activity for the treatment of relapse/refractory Acute Myeloid Leukemia (r/rAML) and metastatic Colorectal Cancer (mCRC).

CYAD-01 is intended to trigger cell killing through the binding of NKG2D to any of its eight naturally occurring ligands (ie, MIC A/B and ULBP 1-6) that are known to be overexpressed on more than 80% of tumors including AML and CRC.

In addition, preclinical data suggest that CYAD-01 has multiple mechanisms of actions and goes beyond direct cancer cell killing. We believe it inhibits the mechanisms that enable tumors to evade the immune system, activates and recruit anti-tumor immune cells and disrupts the blood supply to the tumor. These mechanisms promote the induction of adaptive immunity, meaning the development of a long-term immune memory against specific tumor ligands of the targeted tumor.

In the context of r/r AML, CYAD-01 is currently being investigated under different conditions in several Phase I clinical trials: THINK trial where CYAD-01 is given without preconditioning chemotherapy, and DEPLETHINK trial evaluating CYAD-01 following preconditioning chemotherapy cyclophosphamide and fludarabine, or CyFlu, which is the preconditioning therapy typically used with other hematological malignancies evaluating CAR-T cell therapies. CYAD-01 has also been evaluated for the treatment of mCRC in the THINK (with or without CyFlu preconditioning chemotherapy) and SHRINK (concurrently administered with FOLFOX) phase 1 trials.

In parallel, Celyad is also developing CYAD-101, an investigational, non-gene edited, allogeneic (donor derived) NKG2D-based CAR-T therapy, which is currently being evaluated in a Phase 1 trial for the treatment of patients with mCRC (alloSHRINK trial).

For further details on our clinical development strategy, reference is made to our product pipeline described on our website (https://www.celyad.com/en/our-pipeline).

Second Quarter 2019 and Recent Business Highlights

•

In June, the Company announced a strategic update to its autologous relapse/refractory (r/r) acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS) program, including that the U.S. Food and Drug Administration (FDA) accepted the Company’s proposal to utilize the OptimAb manufacturing process with CYAD-01 under the current Investigational New Drug (IND) application.

•

The OptimAb manufacturing process utilizes a shortened eight-day cell culture and incorporates a selective PI3K inhibitor. This results in a product that is enriched for T cells with a memory-like phenotype while maintaining the high level of manufacturing reliability required to support clinical development. Preclinical data demonstrate that CYAD-01 produced using the OptimAb manufacturing process drives improved anti-tumor activity in an aggressive AML model compared to CYAD-01 produced with the previous mAb manufacturing process.

•

Following additional assessment of the r/r AML and MDS program for CYAD-01, Celyad plans to treat the first patient using the recently accepted OptimAb manufacturing process for CYAD-01 in cohort 3 (300 million cells) of the Phase 1 DEPLETHINK trial.

•

The Company also announced that the FDA accepted the IND application for CYAD-02, a next-generation, autologous NKG2D-based CAR-T candidate, and permitted it to go into effect. CYAD-02 incorporates short hairpin RNA (shRNA) technology to target the NKG2D ligands MICA and MICB. The single shRNA modulates the expression of both ligands, which translates to encouraging increases in in vitro proliferation, in vivo engraftment and anti-tumor activity in preclinical studies. CYAD-02 also incorporates the OptimAb manufacturing process.

Pipeline Updates

CYAD-01 – Autologous NKG2D-based CAR-T

The Company’s lead asset, CYAD-01 continues to advance in the Phase 1 THINK and DEPLETHINK clinical trials for the treatment of patients with relapsed/refractory (r/r) acute myeloid leukemia (AML) or myelodysplastic syndrome (MDS). In June, Celyad presented preliminary data at the European Hematology Association (EHA) meeting that demonstrated that a denser schedule of infusions of CYAD-01 without preconditioning in Cohort 10 (Schedule Optimization) of the THINK trial was well tolerated and led to better time-averaged engraftment of the CAR-T cells compared to biweekly injections of CYAD-01 without preconditioning. Also at EHA, the Company reported that a single infusion of low dose CYAD-01 (100 million cells) following preconditioning chemotherapy consisting of cyclophosphamide and fludarabine was well-tolerated and led to better time-averaged engraftment of the CAR-T cells compared to the dose-escalation segment of the THINK trial.

In July, the Company also provided an update on CYAD-01 for the treatment of patients with metastatic colorectal cancer (mCRC) at the European Society for Medical Oncology (ESMO) 21st World Congress on Gastrointestinal Cancer (WCGIC) in Barcelona. Professor Dr. Eric Van Cutsem from the University Hospital of Leuven (Universitair Ziekenhuis Leuven, UZ Leuven) presented preliminary data from the ongoing Phase 1 SHRINK trial assessing safety and clinical activity of CYAD-01 infused concurrently with FOLFOX chemotherapy for the treatment of mCRC. Data from the trial showed the regimen to be generally well-tolerated and with initial observations of disease control.

CYAD-101 – Allogeneic NKG2D-based CAR-T

Celyad’s first-in-class, non-gene edited clinical candidate CYAD-101 continues to advance in the alloSHRINK Phase 1 trial. At the 21st ESMO-WCGIC, the Company presented preliminary data from the ongoing alloSHRINK trial assessing safety and clinical activity of CYAD-101 administered concurrently with FOLFOX chemotherapy in patients with relapsed or refractory mCRC. Preliminary data showed no clinical evidence of Graft-versus-Host Disease post-infusion of allogeneic candidate CYAD-101. In addition, the regimen demonstrated encouraging anti-tumor activity with one patient experiencing a partial response and three patients experiencing stable disease at the three-month assessment.

CYAD-200 Series – shRNA-based Allogeneic CAR-Ts

The Company continues to pursue the development of the proprietary non-gene edited allogeneic shRNA SMARTvector platform and progress towards the IND applications for the CYAD-200 series of shRNA-based allogeneic CAR-T candidates, including CYAD-211, the Company’s CAR-T therapy targeting B-cell maturation antigen (BCMA) for the treatment of multiple myeloma.

Key Upcoming Milestones

•	Treatment of the first patient with CYAD-01 (300 million cells) produced with the OptimAb manufacturing process in the Phase 1 DEPLETHINK trial is expected by the end of September

•

Results from Cohort 11 (Schedule Optimization) of THINK Phase 1 trial and Cohort 3 of DEPLETHINK Phase 1 trial evaluating CYAD-01 produced with the mAb manufacturing process for the treatment of r/r AML and MDS are anticipated by year-end 2019

•	Additional results from the dose-escalation Phase 1 alloSHRINK trial evaluating CYAD-101 for the treatment of mCRC are anticipated by year-end 2019

•	Initiation of the Phase 1 dose-escalation trial evaluating CYAD-02, following preconditioning chemotherapy, for the treatment of r/r AML and MDS is expected in early 2020

•	Submission of IND application for CYAD-211 (shRNA-based allogeneic BCMA CAR-T candidate) for the treatment of patients with multiple myeloma is anticipated during first half 2020

Financial and Corporate Highlights

Selected key financial figures (€ millions)	Half Year 30 June 2019	Half Year 30 June 2018	Full Year 31 December 2018
Revenue	—	2.5	3.1
Research & development expenses	(12.7)	(11.1)	(23.6)
General & administrative expenses	(4.5)	(5.5)	(10.4)
Other income/(expenses)	1.3	(4.7)	(7.3)
Operating loss	(15.9)	(18.8)	(38.2)
Loss for the period/year	(16.0)	(18.5)	(37.4)
Net cash used in operations	(16.1)	(13.9)	(27.2)
Treasury position[1]	33.7	62.4	49.7

The Company’s license and collaboration agreements have generated no revenue in the first half of 2019 compared to €2.5 million during first half 2018. Research & Development expenses totaled €12.7 million during first half 2019, an €1.6 million increase compared to first half 2018 driven by an increased spending related to our key clinical studies for CYAD-01 and CYAD-101 as well as an increase in spend associated with the development of our allogeneic platform (CYAD-200 series). Over the same period, General and Administrative expenses were €4.5 million for first half 2019, a decrease of €1.0 million compared to first half 2018, driven primarily by the decrease of expense associated with the vesting of warrants (non-cash) and by lower consulting fees for the period.

The Company’s other income/other expenses caption mainly includes non-cash expenses relating to liability reassessment required by International Financial Reporting Standards (IFRS) related to the advancement in the Company’s NKG2D-based CAR-T candidates. In this respect, the company has posted a €0.4 million net income for H1.2019 period, against a €3.9 million net loss for H1.2018.

Therefore, Company’s loss for the period decreased to €16.0 million over the first half 2019 compared to €18.5 million for the first half of 2018.

Net operational cash burn, which excludes non-cash effects, was €16.1 million for H1.2019 compared to €13.9 million for H1.2018, driven by R&D spend increase described above.

The treasury position of the Company amounted to €33.7 million as of June 30, 2019 compared to €49.7 million as of December 31, 2018.

[1]

‘Treasury position’ is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS.

Operating Capital Requirements

After due consideration of detailed budgets and cash flow forecasts for the years 2019 and 2020, the Board of Directors concluded on the business continuity of the Company over at least the next 12 months from balance sheet date, and hence on the appropriateness to prepare the financial statements on a going concern basis. The Company confirms its previous guidance that its current treasury position should be sufficient to fund operating and capital expenditure requirements, based on the current scope of activities, until mid-2020. We have based the latter estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and commercialize our product candidates.

1.2	Risks and uncertainties

The following key risks and uncertainties for the Group described here below are those, currently known and specific to us. If any of these risks materialize, our business, financial condition or results of operations could suffer:

•	We are heavily dependent on the regulatory approval of CYAD-01 in the United States and Europe, and subsequent commercial success of CYAD-01, both of which may never occur.

•

Our THINK trial is ongoing and not complete. Initial success in our ongoing clinical trial may not be indicative of results obtained when this trial is completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

•

In previous clinical trials involving T cell-based immunotherapies, some patients experienced serious adverse events. Our lead drug product candidate CYAD-01 may demonstrate a similar effect or have other properties that could halt our clinical development, prevent our regulatory approval, limit our commercial potential, or result in significant negative consequences.

•	CYAD-01 drug product candidate is a new approach to cancer treatment that presents significant challenges.

•

We have not yet finalized our clinical development program for CYAD-01 in AML and CRC. The FDA and comparable foreign regulators may not agree with our proposed protocols for these clinical trials, which could result in delays.

•	We may encounter substantial delays in our clinical trials or may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

•

Our drug product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

•

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

•	We may face significant competition and technological change which could limit or eliminate the market opportunity for our product candidates.

•

The price setting, the availability and level of adequate reimbursement by third parties, such as insurance companies, governmental and other healthcare payers is uncertain and may impede on our ability to generate sufficient operating margins to offset operating expenses.

•	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

•	We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

•	We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

•	We may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

This list is not exhaustive, and we recommend that you read the detailed analysis of the risks that the Group faces set out in the Company’s 2018 Annual Report on Form 20-F filed with the SEC on April 5, 2019 and subsequent filings and reports made by Celyad.

2.	UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - 6 months ended June 30, 2019

2.1	Interim consolidated statement of financial position [1]

(€’000)	Notes	June 30, 2019	December 31, 2018
NON-CURRENT ASSETS		45,883	42,607
Intangible assets	2.5.8	36,087	36,164
Property, Plant and Equipment		5,525	3,014
Non-current Trade and Other receivables	2.5.9	2,415	1,743
Other non-current assets		1,856	1,687
CURRENT ASSETS		35,475	51,692
Trade and Other Receivables	2.5.9	398	367
Other current assets		1,408	1,585
Short-term investments	2.5.10	0	9,197
Cash and cash equivalents	2.5.10	33,668	40,542

TOTAL ASSETS		81,358	94,299

EQUITY	2.3	40,919	55,589
Share Capital	2.5.11	41,553	41,553
Share premium	2.5.11	33,862	206,149
Other reserves		26,960	25,667
Accumulated deficit		(61,456)	(217,778)
NON-CURRENT LIABILITIES		31,524	29,063
Bank loans		91	229
Lease liabilities	2.5.15	3,399	652
Recoverable Cash advances (RCA’s)	2.5.12	3,122	2,864
Contingent consideration payable and other financial liabilities	2.5.14	24,781	25,187
Post-employment benefits		131	131
CURRENT LIABILITIES		8,916	9,647
Bank loans		277	281
Lease liabilities	2.5.15	1,167	484
Recoverable Cash advances (RCA’s)	2.5.12	344	276
Trade payables	2.5.13	5,439	5,916
Other current liabilities	2.5.13	1,690	2,690

TOTAL EQUITY AND LIABILITIES		81,358	94,299

[1]	The interim condensed financial statements are unaudited financial statements

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

2.2	Interim consolidated statement of comprehensive income [1]

		For the 6-month period ended June 30,
(€’000)	Notes	2019	2018
Revenue	2.5.6	—	2,518
Cost of sales		—	—
Gross profit	2.5.6	—	2,518
Research and Development expenses		(12,706)	(11,136)
General & Administrative expenses		(4,506)	(5,457)
Other income		1,311	708
Other expenses		(49)	(5,424)
Operating Loss	2.5.6	(15,950)	(18,791)
Financial income		244	337
Financial expenses		(259)	(5)
Loss before taxes	2.5.6	(15,965)	(18,459)
Income taxes		—	—
Loss for the period (2)	2.5.6	(15,965)	(18,459)
Basic and diluted loss per share (in €)		(1.34)	(1.79)

Other comprehensive income/(loss)		—	—
Items that will not be reclassified to profit and loss		—	—
Remeasurements of post-employment benefit obligations, net of tax		—	—
Items that may be subsequently reclassified to profit or loss		3	(1,195)
Currency translation differences		3	(1,195)
Other comprehensive income / (loss) for the period, net of tax		3	(1,195)

Total comprehensive loss for the period		(15,962)	(19,654)
Total comprehensive loss for the period attributable to Equity Holders [2]		(15,962)	(19,654)

[1]	The interim condensed financial statements are unaudited financial statements
[2]	For the periods presented, the Group does not have any non-controlling interests and the loss for the period is fully attributable to owners of the parent.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

2.3	Interim consolidated statement of changes in equity [1]

(€’000)	Share capital	Share premium	Other reserves	Accumulated deficit	Total Equity
Balance as of 1st January 2018	34,337	170,297	23,322	(180,421)	47,535

Capital increase	7,204	38,936	—	—	46,140
Transaction costs associated with capital increases	—	(3,141)	—	—	(3,141)
Exercise of warrants	12	—	—	—	12
Share-based payments	—	56	1,737	—	1,793

Total transactions with owners, recognized directly in equity	7,216	35,851	1,737	—	44,804
Loss for the period	—	—	—	(18,459)	(18,459)
Currency Translation differences	—	—	(1,194)	—	(1,194)
Remeasurements of defined benefit obligation	—	—	—	—	—

Total comprehensive loss for the period	—	—	(1,194)	(18,459)	(19,653)

Balance as of 30 June, 2018	41,553	206,148	23,863	(198,880)	72,684

Balance as of 1st January 2019	41,553	206,149	25,667	(217,778)	55,589

Capital increase	—	—	—	—	—
Transaction costs associated with capital increases	—	—	—	—	—
Exercise of warrants	—	—	—	—	—
Share-based payments	—	—	1,291	—	1,291

Total transactions with owners, recognized directly in equity	—	—	1,291	—	1,291
Loss for the period	—	—	—	(15,965)	(15,965)
Reduction of share premium by absorption of losses	—	(172,287)	—	172,287	(0)
Currency Translation differences	—	—	3	—	3
Remeasurements of defined benefit obligation	—	—	—	—	—

Total comprehensive loss for the period	—	(172,287)	3	156,322	(15,962)

Balance as of 30 June, 2019	41,553	33,862	26,960	(61,456)	40,919

[1]	The interim condensed financial statements are unaudited financial statements

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

2.4	Interim consolidated statement of cash flows [1]

		For the 6-month period ended June 30,
(€’000)	Notes	2019	2018
Cash Flow from operating activities
Loss for the period	2.2	(15,965)	(18,459)
Non-cash adjustments
Intangibles - Amortization and impairment		81	33
Property, plant & equipment - Depreciation		802	606
Upfront payment settled in shares		—	(843)
Change in fair value of contingent consideration payable and other financial liabilities		(407)	2,987
Remeasurement of Recoverable Cash Advances (RCA’s)		13	886
Grant income (RCA’s and others)		(517)	—
Loss on disposal of property, plant and equipment			56
Share-based payment expense		1,291	1,793
Post-employment benefits		—	—
Change in working capital			—
Trade receivables, other (non-)current receivables		(216)	(3,493)
Trade payables, other (non-)current liabilities		(1,145)	2,555
Net cash used in operations		(16,063)	(13,877)

Cash Flow from investing activities
Acquisition of Property, Plant & Equipment		(215)	(528)
Acquisitions of Intangible assets		(4)	—
Disposals of fixed assets		—	—
Proceeds from net investment in lease		112	—
Contingent liability pay-out		—	—
Acquisition of short-term investments		—	—
Proceeds from short-term investments		9,197	10,653
Net cash from/(used in) investing activities		9,090	10,125

Cash Flow from financing activities
Proceeds from bank borrowings		—	220
Repayments of bank borrowings		(142)	(104)
Proceeds from leases		—	—
Repayments of leases		(591)	(262)
Proceeds from issuance of shares and exercise of warrants		—	43,011
Proceeds from RCA’s & other grants		1,086	—
Repayment of RCA’s & other grants		(256)	—
Net cash from/(used in) financing activities		96	42,865

Net cash and cash equivalents at beginning of the period		40,542	23,253
Change in Cash and cash equivalents	2.5.7	(6,876)	39,112
Effects of exchange rate changes on cash and cash equivalents		1	20

Net cash and cash equivalents at the end of the period		33,668	62,385

[1]	The interim condensed financial statements are unaudited financial statements

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

2.5	Notes to the unaudited condensed consolidated interim financial statements - 6 months ended June 30, 2019

2.5.1	General information

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based product candidates and utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. The company’s lead clinical candidate, CYAD-01, an autologous NKG2D-based CAR-T therapy, is currently being evaluated in several Phase 1 clinical trials to assess safety and clinical activity for the treatment of hematological malignancies, such as acute myeloid leukemia, and solid cancers, such as metastatic colorectal cancer. Celyad is also developing CYAD-101, an investigational, non-gene edited, allogeneic (donor derived) NKG2D-based CAR-T therapy, which is currently being evaluated in a Phase 1 trial for the treatment of patients with metastatic colorectal cancer. Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115). The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s American Depositary Shares (ADSs) are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

The Company has three fully owned subsidiaries (together, the Group) located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad Inc. and Corquest Medical, Inc.).

The interim condensed consolidated financial statements have been approved for issuance by the Company’s Board of Directors on August 22, 2019, but have not been audited.

The interim report is available to the public free of charge and upon request to the above-mentioned address or via the Company’s website (http://www.celyad.com/investors).

2.5.2	Basis of preparation and significant accounting policies

The interim condensed consolidated financial statements of Celyad for the six months ended June 30, 2019 (the “interim period”) include Celyad SA and its subsidiaries. The significant accounting policies used for preparing the interim condensed consolidated financial statements are explained below.

2.5.2.1	Basis of preparation of half year report

The interim condensed consolidated financial statements have been prepared in accordance with the IFRS issued by the IASB and in accordance with the IFRS issued by the IASB as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2018.

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the interim period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The principal risks during the interim period have not materially changed from those mentioned in the 2018 Annual Report and subsequent reports and filings made with the SEC, each of which are available on the Company’s website (http://www.celyad.com/investors/regulated-information).

All statements and information relate to the interim period unless otherwise stated.

The interim condensed consolidated financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand (€’000) except when otherwise indicated. Amounts have been rounded off to the nearest thousand and in certain cases, this may result in minor discrepancies in the totals and sub-totals disclosed in the financial tables.

2.5.2.2	New standards, interpretations and amendments

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

New and amended standards adopted by the Group

A number of new or amended standards became applicable for the first time for periods beginning on (or after) 1 January 2019, and the group had to change its accounting policies as a result of adopting IFRS 16 Leases.

IFRS 16 standard replaces the existing lease accounting requirements and, in particular, represents a significant change in the accounting and reporting of leases that were previously classified as ‘operating leases’ under IAS 17, with incremental assets and liabilities to be reported on the balance sheet and a different recognition of lease costs. The details of the changes in accounting policies are disclosed below.

None of the other new standards, interpretations and amendments, which are effective for periods beginning after January 1, 2019 which have been issued by the IASB and the IFRIC but are not yet effective as per June 30, 2019 and/or not yet adopted by the European Union as per June 30, 2019, are expected to have a material effect on the Group’s future financial statements.

Adjustments recognized on adoption of IFRS 16

The group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

On adoption date, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at 1 January 2019 (weighted-average rate applied was 7.5%). The right-of-use assets were measured at the amount equal to the lease liability on that date. The Group then derecognized a right-of-use asset to a head lease transferred to a sublessee under a finance lease and recognized the net investment in the sublease, measured using the same discount rate as that used to measure the liability under the head lease.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	application of a single discount rate to a portfolio of lease with similar characteristics;

•	exclusion of initial direct costs from measuring the right-of-use asset at the date of initial application; and

•	use of hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

On January 1, 2019, the Group recognized an additional lease liability of €3.9 million primarily relating to its headquarter offices as well as R&D and manufacturing facilities, and an increase in right-of-use assets and net investment in leases of €3.0 million and €0.9 million, respectively. No effect resulted on the balance of accumulated deficit on 1 January 2019.

The transition impact is detailed as follows:

(€’000)
Operating leases commitments disclosed - 31 December 2018	2,912
Future minimum sublease income offset against amount of operating lease commitments previously disclosed [1]	1,078
Adjustment as a result of different treatment of extension options	957
‘Low-value assets’ and ‘short-term’ leases [2]	(137)
Additional operating leases commitments within IFRS 16 scope	4,810
Discounting effect @ incremental borrowing rate	(928)
IFRS 16 additional lease liability (discounted) recognized at transition date - 1 January 2019	3,882
IFRS 16 additional lease liability (non-current) - 1 January 2019	3,208
IFRS 16 additional lease liability (current) - 1 January 2019	674

[1]	This relates to a real estate property lease in which the Group acts as an intermediate lessor between a head lessor and a sublessee.
[2]	IFRS 16 scope exemptions, as commented above.

Accounting for leases under IFRS 16

The Group leases various offices, facilities, cars and IT-equipment.

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From 1 January 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payment that are based on an index or a rate;

•	amounts expected to be payable by the lessee under residual value guarantees;

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease term covers the non-cancellable period for which the Group has the right to use an underlying asset, together with both:

(a)	periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option; and

(b)	periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets primarily comprise IT-equipment.

The Group sub-leases some office space it leases from a head lessor. In its capacity as intermediate lessor, the Group assesses whether the sub-lease is a finance or operating lease in the context of the right-of-use asset being leased. The sub-lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying right-of-use asset. It is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of the underlying right-of-use asset.

2.5.2.3	Critical accounting estimates and judgments

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.

We refer to the disclosure note 5.4 from our 2018 year-end financial statements for further details about the main critical accounting estimates and judgements.

2.5.3	Segment reporting

The chief operating decision-maker (CODM), who is responsible for making strategic decisions, allocating resources and assessing performance of the Group, has been identified as the Board of Directors.

Since the acquisition of the oncological platform in 2015, the management and the CODM have determined that there are two operating segments, being:

•	the cardiology segment, regrouping the Cardiopoiesis platform, the Corquest Medical, Inc. (Corquest) platform and C-Cathez; and

•	the immuno-oncology segment regrouping all assets developed based on the CAR-T cell platform.

Although the Group is currently active in Europe and in the United States, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase. No disaggregated information on product level or geographical level or any other level currently exists and hence is also not considered by the Board of Directors for assessing performance or allocating resources.

The CODM is not reviewing assets by segments, hence no segment information per asset is disclosed. As of 30 June 2019, the main Group’s non-current assets are located in Belgium.

Since mid of 2016, the Company is fully focused on the development of its immuno-oncology platform. Therefore, as of June 30, 2019, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior year.

	For the 6-month period ended June 30, 2019
€’000	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	—	—	—	—
Revenue recognized over time	—	—	—	—
Total Revenue	—	—	—	—
Cost of Sales	—	—	—	—
Gross Profit	—	—	—	—
Research & Development expenses	(93)	(12,612)	—	(12,706)
General & Administrative expenses	—	—	(4,506)	(4,506)
Net Other income/(loss)	134	927	201	1,262
Operating Loss - EBIT	41	(11,685)	(4,305)	(15,950)
Net Financial income/(loss)	94	(93)	(15)	(15)
Profit/(Loss) before taxes	134	(11,778)	(4,320)	(15,965)
Income Taxes	—	—	—	—
Loss for the period	134	(11,778)	(4,320)	(15,965)

During the first half of 2018, the Group had entered into a license agreement with Mesoblast relating to the C-Cathez device, in the Cardiology segment, resulting in €2.4 million revenue recognized.

	For the 6-month period ended June 30, 2018
€’000	Cardiology	Immuno-oncology	Corporate	Group total
Revenue recognized at a point in time	2,399	—	—	2,399
Revenue recognized over time	—	119	—	119
Total Revenue	2,399	119	—	2,518
Cost of sales	—	—	—	—
Gross profit	2,399	119	—	2,518
Research & development expenses	(272)	(10,863)	—	(11,136)
General & administrative expenses	—	—	(5,457)	(5,457)
Net Other income/(loss)	(712)	(4,160)	155	(4,717)
Operating loss	1,415	(14,904)	(5,302)	(18,791)
Net financial income/(loss)	—	—	332	332
Profit/(Loss) before taxes	1,415	(14,904)	(4,970)	(18,459)
Income taxes	—	—	—	—
Profit/(Loss) for the period	1,415	(14,904)	(4,970)	(18,459)

2.5.4	Off-Balance Sheet Commitments

As of the date of this report, we have no off-balance sheet commitments to be reported other than those described in the disclosure note 5.33 from our 2018 year-end financial statements.

2.5.5	Capital Expenditures

In accordance with IAS 38, we do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. Research and development expenditures incurred during the interim period were accounted for as operating expenses.

2.5.6	Results of operations

Revenue

Total revenue decreased by €2.5 million, as detailed below:

	For the 6-month period ended June 30,
(€’000)	2019	2018
Out-licensing revenue	—	2,399
C-Cathez sales	—	—
Other revenue	—	119

Total Revenue	—	2,518

In May 2018, the Group had entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize Celyad’s intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter. The Group did not enter into such agreements for the 6-month period ended June 30, 2019.

We do not expect to generate material revenue unless and until we receive regulatory approval for one of our drug product candidates.

Research and development expenses

The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in our consolidated financial statements.

	For the 6-month period ended June 30,
(€’000)	2019	2018
Employee expenses	4,179	4,055
Travel & Living	198	207
Clinical study costs	2,786	1,876
Preclinical study costs	1,729	1,011
Process development and scale-up	1,504	1,822
Consulting fees	574	329
IP filing and maintenance fees	135	191
Share-based payments	515	556
Depreciation	719	502
Rent and utilities	135	312
Delivery systems	59	79
Others	174	197

Total R&D expenses	12,706	11,136

Research and development expenses totaled €12.7 million for the six-month period ended June 30, 2019, which represents an increase of 14% compared to the first semester of 2018. Our R&D internal resources are allocated to the continuous development of our immuno-oncology platform both in autologous setting on the products candidate CYAD-01, CYAD-02 and CYAD-03 and in allogenic setting with our products candidate CYAD-101 and CYAD-200 series. The increase in our R&D expenses refers both to our preclinical investments into our pipeline of products candidate, our clinical trials (increase in patients enrollment versus prior period, driven by the clinical studies THINK, DEPLETHINK and ALLOSHRINK), and our investments in process development, scale-up and automation of our manufacturing processes, in preparation of the next anticipated clinical stages of our products candidate.

General and administrative expenses

	For the 6-month period ended June 30,
(€’000)	2019	2018
Employee expenses	1,951	1,507
Consulting fees	865	1,221
Share-based payments	776	1,237
Communication & Marketing	339	448
Rent & Insurances	231	601
Travel & living	166	128
Depreciation	177	136
Others	(0)	179

Total general and administrative expenses	4,506	5,457

General and administrative expenses decreased by €1.0 million over the six-month period ended June 30, 2019 as compared to the six-month period ended June 30, 2018. This variance primarily relates to the decrease in the expenses associated with the share-based payments (non-cash expenses) that related to the share option plan offered to our employees, managers and directors combined with lower consulting fees.

Other income and Other expenses

	For the 6-month period ended June 30,
(€’000)	2019	2018
Grant income	517	553
Contingent consideration - fair value adjustment	407	—
R&D tax credit	206	155
Fair value adjustment on securities	182	—

Total Other income	1,311	708

Contingent consideration - fair value adjustment	—	2,987
Remeasurement of RCA’s	13	886
Clinical development milestone payment	—	1,306
Reimbursement of RCA’s	—	245
Others	35	—

Total Other expenses	49	5,424

Other income

In May 2019, the Walloon Region proceeded with a further €1.1 million settlement relating to the Recoverable Cash Advance (RCA) contract numbered 7685. The grant component therefrom, amounting to €0.5 million, has been recognized as grant income reported in profit and loss for the period; the €0.6 million remainder refers to the liability component of the cash settlement and is accounted for as a financial liability. See disclosure note 2.5.12.

The fair value adjustment (€0.4 million profit) relating to the contingent consideration and other financial liabilities refers to the WACC update (increase) at balance sheet date. See disclosure note 2.5.14.

Other expenses

Other expenses decrease compared to prior year refers to the following drivers:

•	the fair value adjustment relating to the contingent consideration and other financial liabilities is an €0.4 million income at 30 June 2019 against a €3.0 million expense for the comparative period;

•	a clinical development milestone had been paid for an amount of €1.3 million in the comparative period;

•

remeasurement expense of RCA’s is not significant for the current period, given the fact that Company’s management has maintained in line with prior period the timeline to commercialization of CYAD-01 and C-Cathez, based on the respective clinical development stage of these product candidates as of 30 June 2019.

Operating loss

As a result of the foregoing, our operating loss, totaling €16.0 million at June 30, 2019, decreased by €2.8 million over the current period, as compared to the prior six-month period ended June 30, 2018.

Financial income and financial expenses

Financial income is mainly driven by interest income on short term deposits.

Financial expense refers mainly to interest expense on lease agreements, driven by the new IFRS 16 standard implementation for an amount of €0.1 million at June 30, 2019.

Loss for the period

As a result of the above, our loss for the six-month period ended June 30, 2019 decreased by €2.5 million, from €18.5 million as at June 30, 2018 to €16.0 million as at June 30, 2019.

Loss per share

The loss per share is calculated by dividing loss for the period by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share. In case the warrants would be included in the calculation of the loss per share, this would decrease the loss per share.

	For the 6-month period ended June 30,
(€’000)	2019	2018
Loss for the period attributable to Equity Holders	(15,965)	(18,459)
Weighted average number of shares outstanding	11,942,344	10,328,883

Earnings per share (non-fully diluted) in €	(1.34)	(1.79)

2.5.7	Liquidity and capital resources

Our liquidity requirements primarily relate to the funding of research & development, general & administrative expenses and working capital requirements. We monitor our risk to a shortage of funds using a monthly liquidity planning tool. Our objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposits and finance leases.

As of June 30, 2019, we funded our operations through several private and public investments totaling, since inception, approximately €281 million (respectively, approximately €67 million and €214 million). We also received non-dilutive funding from local and European governmental bodies.

Recoverable Cash Advances (RCA’s), recorded as financial liabilities for an amount of €3.5 million at June 30, 2019, correspond to the risk-adjusted present value of expected future repayments of amounts granted by the Walloon Region, to support specific development programs related to C-Cathez and CYAD-01. As of June 30, 2019, there is one RCA contract pending totaling €3.5 million, out of which €3.2 million has been effectively paid out to Celyad by the Walloon Region.

We are also exposed to contingent liabilities as a result of the license agreement executed with Celdara Medical, LLC. The risk adjusted present value of expected cash outflows (mainly towards Celdara) is recorded as a financial liability for an amount of €24.8 million at June 30, 2019.

The following table sets forth our condensed interim consolidated cash flows information for the six-month periods ended June 30, 2019 and 2018:

	For the 6-month period ended June 30,
(€’000)	2019	2018
Net cash used in operations	(16,063)	(13,877)
Net cash from/(used in) investing activities	9,090	10,125
Net cash from/(used in) financing activities	96	42,865

Change in Cash and cash equivalents	(6,876)	39,112

Short-term investments variance elimination	(9,197)	(10,653)

Net cash burn[2]	(16,074)	28,459

The cash outflow resulting from operating activities amounted to €16.1 million for the six months ended June 30, 2019 in comparison with that of €13.9 million for the six months ended June 30, 2018. This €2.2 million increase is mainly driven by:

•	€0.8 million spend increase for DEPLETHINK study, in line with patient enrollment started in H1.2019 (CYAD-01);

•	€0.8 million spend increase in the development of our allogeneic platform (CYAD-200 series).

Cash flow from investing activities represented a net cash inflow of €9.1 million for the six months ended June 30, 2019, decreasing of €1.1 million in comparison with prior year’s period, largely driven by proceeds from short-term investments.

There were no significant cash flow from financing activities in the first half of 2019 compared to a cash flow of €42.9 million for prior year’s period. The cash inflow that had been reported for the 2018 period relates mainly to the net proceeds from the capital increase occurred in May 2018. This item explains the negative net cash burn for the comparative period (net cash inflow of €28.5 million) compared to the net cash outflow of €16.1 million for the six months ended June 30, 2019.

[2]	‘Net cash burn’ is an alternative performance measure determined by the year-on-year net variance in the Group’s treasury position as defined in the disclosure note 2.5.10.

2.5.8	Intangible assets

(€’000)	As of June 30, 2019	As of December 31, 2018
OnCyte IPRD	33,676	33,677
C-Cath development costs	640	673
Goodwill	883	883
Patents & Licenses	833	876
Other intangible assets	55	55

Total Intangible assets	36,086	36,163

The variance on the total intangible assets as of June 30, 2019 resulted primarily from the regular amortization of C-Cath development costs and our Patents & Licenses. Goodwill and OnCyte IPRD are not amortized, but are tested for impairment at least annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment test has been performed by the company leading to the conclusion that no impairment was identified as of June 30, 2019.

2.5.9	Trade and Other receivables

(€’000)	As of June 30, 2019	As of December 31, 2018
Mesoblast	1,837	1,743
Net investment in Lease	579	—

Total Non-current Trade and Other receivables	2,415	1,743

Trade Receivables		182
Net investment in Lease	239	—
Other receivables	159	185

Total Current Trade and Other receivables	398	367

2.5.10	Short-term investments and Cash and Cash equivalents

(€’000)	As of June 30, 2019	As of December 31, 2018
Short-term investments	0	9,197
Cash and cash equivalents	33,668	40,542

Total	33,668	49,739

The Group’s treasury position3 amounted to €33.7 million at 30 June 2019. It shows a decrease of €16.1 million against year-end, consequently to cash burned in our operations during the period. See disclosure note 2.5.7.

Given the level of market interest rates for corporate deposits of short-term maturities, the Group has reduced the amounts invested in short-term deposits over the first half of 2019.

[3]

‘Treasury position’ is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS.

2.5.11	Capital and share premium

(€’000)	As of June 30, 2019	As of December 31, 2018
Capital	41,553	41,553
Share premium	33,862	206,149

# Outstanding shares	11,942,344	11,942,344

As of June 30, 2019, share capital amounted to €41.6 million represented by 11,942,344 ordinary shares with no nominal value, in line with prior year-end. This balance does not include the outstanding warrants issued by the Company and granted to certain directors, employees and non-employees of Celyad.

There were no capital increases over the course of the first semester 2019. As of June 30, 2019, all shares issued have been fully paid.

Share premium is decreasing as a result of the absorption of accounting losses for an amount of €172.3 million, with a counterpart in the financial statements line item ‘Accumulated Deficit’. The absorption of the accumulated deficit into share premium is a non-cash accounting transaction.

2.5.12	Recoverable Cash Advances

(€’000)	As of June 30, 2019	As of December 31, 2018
Non-current portion	3,122	2,864
Current portion	344	276

Total Recoverable Cash Advances	3,466	3,140

The €0.3 million net increase in the Recoverable Cash Advances (RCA) total balance refers to:

•	€0.6 million liability component of the cash settlement (€1.1 million) made by the Walloon Region in May 2019 - See disclosure note 2.5.6.

•	A €0.3 million repayment of past RCA’s to the Walloon Region.

2.5.13	Trade payables and other current liabilities

(€’000)	As of June 30, 2019	As of December 31, 2018
Total trade payables	5,439	5,916

Other current liabilities
Social security	196	314
Payroll accruals and taxes	1,271	1,351
Other current liabilities	223	1,024

Total other current liabilities	1,690	2,690

2.5.14	Financial instruments fair value disclosures

2.5.14.1	Financial instruments not reported at fair value on balance sheet

The carrying and fair values of financial instruments that are not reported at fair value in the interim financial statements were as follows for the current and comparative periods:

(€’000)	As of June 30, 2019	As of December 31, 2018
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	2,415	1,743
Other non-current assets	179	215
Trade receivables and other current assets	398	367
Short-term investments	0	9,197
Cash and cash equivalents	33,668	40,542

Total	36,660	52,065

For the above-mentioned financial assets, the carrying amount reported at balance sheet date is a reasonable approximation of their fair value.

(€’000)	As of June 30, 2019	As of December 31, 2018
Financial Liabilities (‘Financial liabilities at amortized cost’ category) within:
Bank loans	368	510
Lease liabilities	4,566	1,136
RCA’s liability	3,466	3,140
Trade payables and other current liabilities	5,439	5,916

Total	13,838	10,702

For the above-mentioned financial liabilities, the carrying amount reported at balance sheet date is a reasonable approximation of their fair value.

2.5.14.2	Financial instruments reported at fair value on balance sheet

Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs:

(€’000)	Level I	Level II	Level III	Total
Assets
Short-term investments	—	—	—	—

Total Assets	—	—	—	—

Liabilities
Contingent consideration and other financial liabilities	—	—	24,781	24,781

Total Liabilities	—	—	24,781	24,781

The change in the balance is detailed as follows:

CONTINGENT CONSIDERATION AND OTHER FINANCIAL LIABILITIES ROLL FORWARD
(€’000)	As of June 30, 2019	As of December 31, 2018
Opening balance contingent consideration and other financial liabilities at 1 January	25,187	19,583
Milestone payment	—	—
Fair value adjustment	(407)	5,604

Closing balance contingent consideration and other financial liabilities	24,781	25,187

The contingent consideration and other financial liabilities refer to the acquisition of our immune-oncology platform and corresponds to the fair value of the risk-adjusted future payments due to Celdara Medical, LLC and Dartmouth College. Its net decrease at balance sheet date is mainly due to the update in WACC used for fair value measurement purposes at interim reporting date. As stated in note 2.5.6, the fair-value adjustment is booked under the line “other income”.

The contingent consideration liability captures the commitments further disclosed under note 5.33 from our 2018 year-end financial statements.

Key assumptions driving the fair value are: i) 15.2% discount rate (WACC), ii) -25% sales long-term negative growth rate in the terminal value and iii) the probabilities of success (PoS) for our product candidates to get commercialized, which were, at 30 June 2019:

PoS	Phase I	Phase I to II	Phase II to III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-01 CYAD-101	100%	63%	26%	45%	84%	6.4%

Sensitivity analysis:

A variance in key assumptions gives rise to a proportionate impact in the contingent liability fair value computation, as detailed in our year-end financial statements (leveraged impact for the WACC driver, amortized impact for the sales long-term growth driver, linear impact for the PoS driver).

2.5.15	Leases

“Property, plant and equipment” comprise owned and leased assets that do not meet the definition of investment property.

(€’000)	As of June 30, 2019
Property, plant and equipment owned (excluding right-of-use assets)	1,803
Right-of-use assets	3,722

Total Tangible assets	5,525

The Group leases assets including land and buildings, vehicles and equipments.

The statement of financial position shows the following amounts relating to leases for which the Group is a lessee:

	As of June 30, 2019
(€’000)	Property	Vehicles	Equipments	Group total
Opening balance at 1 January	2,780	106	1,219	4,105

Additions for the period	—	139	—	139
Disposals for the period	—	—	—	—
Depreciation charge for the period	(200)	(36)	(286)	(522)

Closing balance at 30 June	2,581	209	932	3,722

2.5.16	Related party transactions

The compensation amounts presented below, awarded to the members of the Board of Directors and the Executive Management Team of the Company, were recorded as General & Administrative expenses in the period referenced.

	For the 6-month period ended June 30,
(€’000)	2019	2018
Independent director’s fees	169	199
Share-based payments	149	348
Total compensation to the Board of Directors	318	547

Executive Management fees	1,135	1,179
Short-term employee benefits	581	236
Share-based payments	445	763

Total compensation to the Executive Management Team	2,161	2,178

2.5.17	Subsequent events

There are no subsequent events that occurred between six-month period end as of June 30, 2019 and the date when these interim financial statements have been authorized by the Board for issuance.

3.	RESPONSIBILITY STATEMENT

We hereby certify that :

•

to the best of our knowledge, the condensed consolidated financial statements as of 30 June 2019, prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union , and the legal requirements applicable in Belgium, give a true and fair view of the financial position, comprehensive loss and cash flows of Celyad SA and its consolidated entities taken as a whole (the ‘Group’); and that

•

the interim management report includes a fair review of the development and the performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

August 22, 2019 – on behalf of the Board of Directors,

Michel Lussier, Director Chairman of the Board	Chris Buyse, Director Chairman of the Audit Committee

Financial Calendar & Celyad contact details

Financial Calendar

• Third quarter 2019 business update	November 19, 2019

• Full-year results 2019	March 25, 2020

• Annual shareholders meeting	May 5, 2020

Celyad contact details

Filippo Petti	Anne Moore

Chief Executive Officer	VP, Corporate Strategy

Email : investors@celyad.com

Celyad SA

Axis Business Park

Rue Edouard Belin 2

1435 Mont-Saint-Guibert

Belgium

Tel : +32 10 394100

RPM Nivelles – BE0891 118 115

Email : info@celyad.com

Website : www.celyad.com